Schedule 13D
Issuer: Psychemedics Corp
Class of Securities: Common Stock
Cusip: 744375107
Authorized to receive notices:
Robert J. Mrofka, Esq.
Cisar & Mrofka, Ltd.
1550 Spring Rd., Ste. 210
Oak Brook, Ill 60523
630-530-0000
Date of event: acquired 5.01% on 30 June 1999;
as of 30 September 2000 total of 6.77%;
as of 30 September 2001 total of 7.22%.
as of 30 September 2002 total of 7.620%
1.	Thomas J. Campbell;
Thomas J. & Nancy B. Campbell
 as husband and wife joint tenants;
 Campbell Family Limited Partnership, Nancy B. Campbell,
General Partner.
4.	Source of funds: PF & 00 (margin acct).
6.	USA.
7.	Sole voting power: Thomas J. Campbell
 287,075 shares;
Campbell Family Limited Partnership 115,062 shares.
8.	Shared voting power: Thomas J. & Nancy B.
Campbell as husband
 and wife joint tenants 402,137 shares.
9.	Sole dispositive power:  Thomas J. Campbell
287,075 shares;
Campbell Family Limited Partnership 115,062 shares.
10.	Shared dispositive power: Thomas J. & Nancy B.
 Campbell as
 husband and wife joint tenants 402,137 shares.
11.	Thomas J. Campbell 186,712 shares 46%; Nancy
 B. Campbell
86,613 shares 24%; Campbell Family Limited Partnership 128,812 shares 30%.
13.	100%
14.	EP 43,306 shares; PN 128,812 shares; IN 230,019.
Item 1.	Common Stock of Psychemedics Corp, 1280 Massachusetts Ave.,
Cambridge, MA.
Item 2.	(a)	Thomas J. Campbell
	(b)	c/o Robert J. Mrofka, Esq.
		Cisar & Mrofka, Ltd.
		1550 Spring Rd., Ste 210
		Oak Brook, Ill 60523
	(c)	Private Investor - self employed
	(d)	No
	(e)	No
	(f)	USA
(a)	Thomas J. & Nancy B. Campbell as husband and wife joint tenants
(b)	c/o Robert J. Mrofka, Esq.
		Cisar & Mrofka, Ltd.
		1550 Spring Rd., Ste 210
		Oak Brook, Ill 60523
	(c)	Private Investor - self employed
	(d)	No
	(e)	No
(f)	USA
(a)	Campbell Family Limited Partnership
(b)	c/o Robert J. Mrofka, Esq.
		Cisar & Mrofka, Ltd.
		1550 Spring Rd., Ste 210
		Oak Brook, Ill 60523
	(c)	Private Investor
	(d)	No
	(e)	No
(f)	USA
Item 3.	Thomas J. & Nancy B. Campbell as husband
 and wife joint tenants, personal funds, and borrowed funds
: Margin borrowing $896,300.00.
Item4, (a) through (j) inclusive: Investment is the purpose
 of the acquisition of securities of the issuer, no plans or proposals.
Item 5, (a) through (e) inclusive.
Thomas J. & Nancy B. Campbell as husband and wife,
 shared and sole voting power: Thomas J. Campbell's voting power
186,712 shares; Nancy B. Campbell's voting power 86,613 shares.
Campbell  Family Limited
 Partnership's voting power 128,812 shares. Total voting power 402,137, total shares 402,137 sole dispositive power: Thomas J. Campbell 186,712; Nancy B. Campbell
86,613 shares; Campbell
Family Limited Partnership 128,812 shares.
Item 6.	None